Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

3i Tech Works, Inc.
2255 Glades Rd. Suite 324A
Boca Raton, FL 33431-8571
www.3itechworks.com

Up to $1,069,999.00 in Non-Voting Common Stock at $1.75
Minimum Target Amount: $9,999.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: 3i Tech Works, Inc.
Address: 2255 Glades Rd. Suite 324A, Boca Raton, FL 33431-8571
State of Incorporation: FL
Date Incorporated: February 05, 2012

Terms:

Equity

Offering Minimum: $9,999.50 | 5,714 shares of Non-Voting Common Stock
Offering Maximum: $1,069,999.00 | 611,428 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $1.75
Minimum Investment Amount (per investor): $350.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $350+ within the first 7 days and receive 20% bonus shares.

Super Early Bird Bonus

Invest $350+ within the first 15 days and receive 15% bonus shares.

Early Bird Bonus

Invest $350+ within the first 30 days and receive 10% bonus shares.

Amount-Based:

$1,750 + | VIP Silver + 5% Bonus Shares

Invest $1,750+ and receive 5% Bonus Shares.

$8,750 + | VIP Gold + 10 % Bonus Shares

Invest $8,750+ and receive 10 % Bonus Shares.

$21,000+ | VIP Platinum + 15% Bonus Shares

Invest $21,000+ and receive 15% Bonus Shares.

$35,000+ | VIP Diamond + 20% Bonus Shares

Invest $35,000 + and receive 20% Bonus Shares + a Private zoom call with Chief Executive and/or Chief Operating Officer.

All perks occur when the offering is completed.


The 10% StartEngine Owners' Bonus


3i Tech will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.75/ share, you will receive 110 Non-Voting Common Stock shares, meaning you'll own 110 shares for $175. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.


Insider Investment Notice


Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

3i Tech Works, Inc. (the "Company" or "3i Tech Works") is a C-Corporation incorporated under the laws of the state of Florida on February 5, 2012 that develops and licenses Software as a Service for SMS marketing. The Company does business as Real Mobile Tech.

The Company's business consists of a subscription-based model for small, medium, and large marquee national business marketing accounts.

The company built a software platform to add customers' phone numbers, names, zip codes, purchasing habits, dates, times, and other key information to our cloud-based customer engagement software platform for its business customers. The data varies depending on the specific business of the customer. For example, restaurants can capture the food a consumer is buying, a retailer can capture the category, item,

purchase price of its sales, and so on.

To date, the Company has focused on retailers, personal care businesses, restaurants, and now we are opening our services to the travel and leisure industries. Our solutions are subscription-based and sold in the United States to businesses online, in person, and via email campaigns.

The Company's team consists of experienced executives that previously served such businesses as American Express, Yahoo!, First Data, and Raytheon Technologies.

The company has developed industry-specific solutions. The first was the brick-and-mortar retailer solution for SMS marketing that assists businesses with signing up for TextExpress. The second solution was created to support the restaurant industry after signing a 60,000 restaurant, 5-year agreement with a large Group Purchasing Organization in 2020 called ExpressOrders.com. The company has developed powerful Voice Order solutions that will be further enhanced to deliver orders via voice to a point of sale system or the company's proprietary XOMerchant tablet.

Our Key Differentiators:

3i Tech Works offers an end-to-end solution that starts with TextExpress. We provide services to our customers to help them build their opt-in databases of loyal users while building business, literally on demand if they choose.

The TextExpress service can be combined with ExpressOrders, which allows restaurants to take orders through our app or over the phone with our automated voice response system. Staffing problems are addressed immediately, without staff training, so being short of staff is a non-issue to handle voice orders. Our restaurant delivery service is anticipated to be available in March 2022. Our customers can also choose to take advantage of our point of sale and transaction processing services, providing the customer with significant efficiencies and cost-saving benefits that competitors cannot match. At the same time, credit card transaction processing economics are favorable to 3i Tech Works, resulting in anticipated profitability.

When customers take advantage of the entire package, they profit from the advantages of texting, ordering through an app, online, or phone, and cost savings with order processing.

Competitors and Industry

INDUSTRY

According to a 2019 industry report, the SMS Marketing business was estimated at $3.5 B in 2018 and is projected to grow at a rate of 20.3% CAGR from 2019-2025.

Based on enterprise size, the U.S. SMS marketing market has been segmented into Small and Medium Enterprises (SMEs) and large enterprises.

The SMEs segment is expected to witness a CAGR exceeding 23% as small enterprises

are increasingly adopting text messages for promotion owing to cost-effectiveness.

Another factor contributing to the high-value share of the segment is the use of SMSs in increasing customer engagement.

Large brands are increasingly using SMS marketing strategies to keep their customers informed about offers, updates, and other brand activities.

The effective results of text message promotions are encouraging more and more companies to adopt SMS marketing, which is expected to drive segment growth over the next six years.

Additionally, increasing implementation of location-based services in the retail industry to deliver an enhanced consumer shopping experience by providing them promotional SMS of offers based on their current location is also expected to positively impact the CAGR over the forecast period.

COMPETITORS

The Company has several major competitors in the SMS market. Some of the top competitors in our industry include Twilio, which is the industry leader with a market cap of $50.69 billion as of Nov. 22, 2021. Kixie is used by many large organizations. Trumpia is also a large competitor and owns a significant market share. There are many companies that offer SMS Marketing Services. Fivestars does SMS Marketing and rewards. The company competes favorably in this market.

Despite the present competitive landscape, the Company stands out in the retail, personal care, restaurant, travel, and leisure industry because it adds value to its customers by combining loyalty programs with credit card processing memberships and texting. Our competitors do not bundle the different solutions we offer. We penetrate a market using cost savings from credit card fees. We add significant value by setting up TCPA compliant opt-in easy to join, low-risk, high-rewards entry points for our customers remotely. We have a subscription-based model, low cost of customer acquisition, prepaid programs, and partnerships with key companies that have a field sales force.

Sources:

https://www.grandviewresearch.com/industry-analysis/us-sms-marketing-market

https://seekingalpha.com/news/3734588-asana-and-twilio-become-first-companies-listed-on-long-term-stock-exchange

https://www.crunchbase.com/organization/trumpia

Current Stage and Roadmap

CURRENT STAGE

The Company has been generating recurring revenue and growing nearly 100 % per

year since 2018.

We have two five-year contracts with large marquee names: Gulfstream Goodwill Industries of Palm Beach, with 28 stores and 2 distribution centers in five Florida counties, and Dining Alliance based in Waltham, Massachusetts. Dining Alliance is a Group Purchasing Organization that services 60,000 restaurants in the US and purchases $12 Billion for restaurants. (*See the link for Dining Alliance*)

The Company is expanding its current solutions and negotiating contracts with local governments to deploy its solutions to help restaurants and hospitality businesses recover from the pandemic and bring new revenue to cities and municipalities.

We are entering new verticals in the passenger cruise line industry and the hospitality industry. We are adding artificial intelligence and developing new solutions for verticals in the restaurant industry and hospitality that are underserved.

https://diningalliance.com/

Our Express Orders in the Channel partner link:

https://diningalliance.com/partners/channel-partners/

FUTURE ROADMAP

The Company is enriching its offering of digital solutions to facilitate payments and commerce with technology that it has developed and tested as consumers continue to move to mobile commerce.

The company will allow consumers to shop with confidence at its network of locations without having to present a plastic card or device to shop at any of its affiliated businesses. This solution will increase security, remove friction and allow more transactions with additional revenue per user to its business network.

The Team

Officers and Directors

Name: Joseph Riano

Joseph Riano's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, CEO, and President
  Dates of Service: February 06, 2012 - Present
  Responsibilities: Establish the company's vision, hire personnel, ensure compliance with laws, data security, sales. Joseph currently receives salary compensation of $120K per year for this role.

Name: Keith Kanouse

Keith Kanouse's current primary role is with Kanouse & Walker, P.A.. Keith Kanouse currently services 1.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Corporate Secretary and General Counsel
  Dates of Service: April 01, 2014 - Present
  Responsibilities: Attend Board of Directors Meetings; advise President on various legal matters, sign Stock Certificates, draft contracts for Corporation; review and revise contracts for Corporation; draft Articles of Incorporation and Amendments, minutes and consents, draft private placement offerings, draft Stock Options Agreements, etc. Keith currently receives compensation of stock options in lieu of $450/hour rate at $1.50 per share to buy the shares plus 20,000 stock options per quarter as Director.

Other business experience in the past three years:

- **Employer:** Kanouse & Walker, P.A.
  Title: President
  Dates of Service: November 01, 1990 - Present
  Responsibilities: Business Law, Real Estate Law, and Securities Law

Other business experience in the past three years:

- **Employer:** Universal Biocarbon Inc.
  Title: Director, Corporate Secretary, and General Counsel
  Dates of Service: April 01, 2019 - Present
  Responsibilities: Attending Board meetings. Performing duties related to being a Secretary of the Company. Advising on legal matters.

Name: Henry Westendarp

Henry Westendarp's current primary role is with E.A. Renfroe Cos.. Henry Westendarp currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: September 01, 2012 - Present
  Responsibilities: Corporate Governance. Henry does not currently receive salary compensation for this role. All directors receive 20,000 stock options per quarter for serving in the board of directors role for the company.

Other business experience in the past three years:

- **Employer:** E.A. Renfroe Cos.
  Title: Independent Insurance Adjuster
  Dates of Service: July 01, 2017 - Present
  Responsibilities: Catasphre insurance adjuster.

Other business experience in the past three years:

- **Employer:** Alacrity/The Worley Company
  Title: Independent Insurance Adjuster
  Dates of Service: July 01, 2016 - Present
  Responsibilities: Catastrophe insurance adjuster

Other business experience in the past three years:

- **Employer:** FKS Insurance Services
  Title: Independent Insurance Adjuster
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Catastrophe insurance adjuster.

Name: Harold Schultz

Harold Schultz's current primary role is with Schultz Kielmann LLC. Harold Schultz currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Attend Board of Directors Meetings; advise President on various business matters. Harold does not currently receive salary compensation and receives 20,000 options per quarter.

Other business experience in the past three years:

- **Employer:** Schultz Kielmann LLC
  Title: Vice President
  Dates of Service: January 01, 1976 - Present
  Responsibilities: Negotiate real estate contracts - investor - own properties in Ithaca, Florida.

Name: Don Kohl

Don Kohl's current primary role is with Retired Executive. Don Kohl currently services

2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Oversee the payment processing and digital rewards. Don Kohl is compensated 20,000 stock options to buy shares of the company for $1 for each quarter serving as a board member.

Other business experience in the past three years:

- **Employer:** Animal Lovers Society
  Title: Partner
  Dates of Service: February 01, 2016 - June 01, 2021
  Responsibilities: Oversee the non-profit retail operations for this company.

Name: Bradford Schupp

Bradford Schupp's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: August 01, 2021 - Present
  Responsibilities: Run the day to day operations of the company to ensure we meet our customers expectations. Brad receives 10,000 options per month to buy shares of the company at $1.00.

Other business experience in the past three years:

- **Employer:** Invenio Coaching
  Title: President
  Dates of Service: January 01, 2016 - Present
  Responsibilities: He does consulting for business executives who need guidance and coaching to improve their companies.

Name: Michael Pichel

Michael Pichel's current primary role is with Atlantic Realty. Michael Pichel currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 01, 2016 - Present

Responsibilities: Advise the company on legal issues and votes on issues presented to the board. Michael receives 20,000 options to buy shares in the company at $1 quarterly as he participates in the quarterly board meetings and conference calls.

Other business experience in the past three years:

- **Employer:** Atlantic Realty
  Title: CEO
  Dates of Service: January 01, 1989 - Present
  Responsibilities: Real Estate Investments and Management

Name: Tom Silver

Tom Silver's current primary role is with Silver Dollar Ventures LLC. Tom Silver currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Revenue Officer
  Dates of Service: January 03, 2022 - Present
  Responsibilities: Tom is responsible for the Sales and Marketing functions of the company. His role includes developing Sales and Marketing Strategies and executing those plans to increase revenue for our shareholders with consistent margins. Tom is compensated $50 per hour for hours worked.

Other business experience in the past three years:

- **Employer:** Silver Dollar Ventures LLC
  Title: Chairman and CEO
  Dates of Service: January 05, 2016 - Present
  Responsibilities: He is a business advisor and investor.

Other business experience in the past three years:

- **Employer:** Bright Funds
  Title: Executive Chairman and board member
  Dates of Service: January 02, 2019 - Present
  Responsibilities: He retired as CEO and serves as an advisor to the company's board.

Name: David Lebold

David Lebold's current primary role is with Burgos and Brein. David Lebold currently

services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Business Development
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Find and close new business for the company and ensure the continuing support of existing accounts. David's compensation is salary of $12,000 per year plus sales commission.

Other business experience in the past three years:

- **Employer:** Burgos and Brein
  Title: Regional Director
  Dates of Service: April 01, 2015 - Present
  Responsibilities: Provide financial advise to clients of the company.

Other business experience in the past three years:

- **Employer:** Lebold Financial Group
  Title: President
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Financial Advisor

Name: Gerardo (Gerry) Moran

Gerardo (Gerry) Moran's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: September 01, 2018 - Present
  Responsibilities: Oversee the operations of the company and the 3i Tech product line Express Orders. Assist the CEO with financial analysis of customer profitability. Ensure that company operations meet financial goals. Gerry is compensated $72K a year plus bonus based on company performance.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed

companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the investors in the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Non-voting common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's assets is its intellectual property. The Company's owns three trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value could be materially and adversely impacted.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing

them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This could adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on 3i Tech Works, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on 3i Tech Works, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joseph Riano	5,000,000	Voting Common Stock	26.0%

The Company's Securities

The Company has authorized Voting Common Stock, Non-Voting Common Stock, Class B Preferred Stock, and Class A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 611,428 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 50,000,000 with a total of 11,163,166 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding excludes 7,613,500 of shares to be issued pursuant to stock options issued.

Other Rights

The relative rights, preferences, and limitations of the Voting Common Stock and the Non-Voting Common Stock are identical in all respects, except that the right to vote for the election of directors and for all other purposes is vested in the holders of shares of the Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The relative rights, preferences and limitations of the Voting Common Stock and the Non-Voting Common Stock are identical in all respects, except that the right to vote for the election of directors and for all other purposes is vested in the holders of shares of the Voting Common Stock.

The holders of shares of the Non-Voting Common Stock do not have the rigth to vote their shares, except asotherwise provided by law. Each share of the Non-Voting Stock will automatically convert into one share of Voting Common Stock upon the public sale of the Voting Common Stock on a national securites exchange which is registered with the Securities and Exchange Commission (the "SEC") under Section 6 of the Securities Exchange Act of 1934 or on an alterantive trading market approved and/or regulated by the SEC.

Class B Preferred Stock

The amount of security authorized is 750,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Preferred Stock.

Material Rights

Cumulative interest on Class B preferred stock will accrue on a daily basis at the rate of 6% per annum.

Stock options

The Company issued and sold Class A stock options and Class B stock options to its shareholders, Class B stock options including right to purchase common stock at a preferred price in case the sale price of the common stock reaches certain limit. As of December 31, 2020 4,937,500 Class A stock options and 1,508,000 Class B stock have been issued and are outstanding as well of as December 31, 2019. All options have the exercise price of $1 and as of December 31, 2020 no options have been exercised.

Class A Preferred Stock

The amount of security authorized is 250,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class A Preferred Stock.

Material Rights

Cumulative interest on Class A Preferred Stock will accrue on a daily basis at the rate of 8% per annum and holders of Class A Preferred Stock will have priority to any payments over holders of Class B Preferred Stock and Common Stock.

Stock options

The Company issued and sold Class A stock options and Class B stock options to its shareholders, Class B stock options including right to purchase common stock at a preferred price in case the sale price of the common stock reaches certain limit. As of December 31, 2020 4,937,500 Class A stock options and 1,508,000 Class B stock have been issued and are outstanding as well of as December 31, 2019. All options have the exercise price of $1 and as of December 31, 2020 no options have been exercised.

What it means to be a minority holder

As a minority holder of Non-voting common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $3,042,250.00
  Number of Securities Sold: 11,631,666
  Use of proceeds: To build our software platform, support our current customers and grow our business to date.
  Date: July 23, 2021
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $331,545 compared to revenue for 2019 which was $177,178. For the end of the third quarter of 2021, our revenue is now $490,223.

Despite the pandemic that hit our economy in and shut down our retail clients in March, April, and May of 2020, we were able to nearly double our revenue and help our clients operate in a difficult environment.

One of the most important events happened when we were able to cement a 5 year agreement with a Group Purchasing Organization in June of 2020 with 60,000 restaurants and $12 billion in purchasing power.

This new relationship resulted in the development of Express Orders and investment of this restaurant solution. We are now beginning to deliver value to this new industry

vertical with a partnership that will deliver significant cost savings for restaurants and expand our offerings to those consumers in that market.

Cash Flow

We are of the opinion the historical cash flows are not indicative of the revenue and cash flows expected for the future because we intend to raise capital that will allow us to expand our revenues substantially by creating awareness of our brand and solutions.

We need to raise equity to fund our growth. We need to invest in sales and marketing to leverage our existing contracts and expand to new verticals.

Cost of Sales

Cost of sales in 2020 was $52,897 compared to $23,452 in 2019.

Gross Margins

Gross profit increased to $278,847 in 2020 from $153,727 in 2019. Gross margins as a percentage of revenue stayed flat (84% in 2020 compared to 86% in 2019). Margins have improved in the first three quarters of 2021 as our Text Marketing unit prices have improved as a result of competition from our vendors and a significant increase in our volume.

Expenses

Total operating expenses increased by $302,685 between 2019 and 2020. General and administrative expenses increased from $256,540 to $568,373 as we increased staff support for increased business activities, whereas sales and marketing expenses decreased from $28,156 to $19,008 due to the cancellation of conferences as a result of the pandemic.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue to support existing operations.

Cash in 2021 has been primarily generated through revenue from sales and some equity investments.

Our goal is to expand our market to new verticals not being serviced by solutions that the company offers.

The Company reached two important 5 year partnership agreements are adding significant revenue to the company with reduced costs of customer acquisition.

We are of the opinion the historical cash flows will grow significantly and are indicative of the revenue and cash flows expected for the future because our margins are improving, existing clients are growing with us, higher volume of SMS texts reduce

our cost per text and new customer acquisition costs are going to be reduced from new referral and partnership agreements in place now. Our operating platform is now fully operational and adding new customers will not incur additional cash to build new features to support the platform but to provide new functionality to continue to advance the company to its next stage of growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31st, 2021, the Company has capital resources available in the form of cash in the bank from existing operations ($199,161.59 cash on hand)

The company is expected to continue to generate revenue from existing partnerships and new verticals in 2022. New opportunities exist in the Hospitality industry, resorts, and the increased traffic of passengers in the passenger cruise industry.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are key to supporting the rapid expansion of our operations to new market opportunities, including opportunities that have been presented to the company by potential partners.

We plan to use 50% of the money we raise to expand our marketing, sales, and operations budget, create awareness and allow us to execute the agreement we have with Dining Alliance for the next 4 years to help us board a large portion of the 65,000 restaurants in their network.

The other 50% will be used to close new deals in the hospitality and cruise passenger industries, enhance our product offerings and solutions to operate for the next 5 years.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. The Company can continue operating and is cash-flow positive. The campaign funds will allow the company to move faster ahead of potential competitors in our space.

We have approximately $200K in the bank. If we raise $1.07M, then roughly 84% of our company's funds will be made up of the funds from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

When we raise the minimum offering amount, we anticipate the Company will be able to maintain operations, but will scale back efforts to penetrate new verticals. We will continue to operate successfully however achieving profitability will be delayed.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years and continue operations. This is based on a current monthly burn rate of $50K for expenses related to salaries, direct costs of texting, sales commissions, and cloud computing costs.

The company is able to operate without additional funding now but we will not be able to grow fast enough and exercise our full potential with existing contracts. The $1.07 million will allow us to increase our marketing budget and operating capital for the next 2 years. We do not anticipate additional capital needs to become profitable. We want the new capital to create awareness in the marketplace of our solutions and how they work. We will have a 2-year runway to increase profitability with the new capital infusion.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including receiving offers from banks for additional sources of debt capital, but we chose not to incur debt.

Indebtedness

- **Creditor:** Kurt Kanouse
  Amount Owed: $25,000.00
  Interest Rate: 10.0%
  Maturity Date: May 01, 2024
  Estimated interest of $6,601 has been paid through May 2022.

- **Creditor:** Small Business Administration
  Amount Owed: $83,977.00
  Interest Rate: 3.9%
  Maturity Date: May 01, 2050

Related Party Transactions

- **Name of Entity:** Kurt Kanouse
  Relationship to Company: Investor & Relative of Director, Secretary and General Counsel Keith Kanouse.
  Nature / amount of interest in the transaction: In 2015 the Company entered into $25,000 short-term promissory note issued by one of the investors, with 10% interest with note maturing in 2018. As of December 31, 2020 and 2019, the outstanding balance of the loan was in the amount of $25,000 and has been classified as current.
  Material Terms: There are no other material terms.

Valuation

Pre-Money Valuation: $20,355,415.50

Valuation Details:

1. Our founder and CEO had a successful career in technology in the credit card and gift card industries as a software engineer. Don Kohl, a key investor in the company as Executive Vice President of First Data Merchant Services helping it grow to a $1.3 Trillion credit card processing giant through mergers and acquisition and is an active director in our company, he also took a startup company to a $266 million exit in 6 years.

2. We have two 5 year agreements with large marquee accounts: a. Gulfstream Goodwill Industries and b. Dining Alliance with 60,000 restaurants doing $12 Billion of annual revenue. The restaurant industry is poised to begin its recovery in 2022 and the company is poised to take advantage of its positions with the Dining Alliance partnership and new solutions currently in its product roadmap that will be marketed in the first and second quarter of 2022.

We have added 750,000 unique consumers to our database to date and helped those business customers reach $120 million in revenue from January 2018 to the current. Customer growth continues to be strong and our platform continues to operate successfully for our clients.

3. The company is operating in an industry that is growing at 20% a year. Our company has experienced 300 % growth in revenue from 2018 to 2019. 85% growth from 2019 to 2020 and is expected to expand again this year of 2021 at 100%. The company's management believes that the additional capital from this raise will allow its expansion in new verticals and market for the current 5-year agreements.

4. The company's software platform can be expanded easily to support millions of customers with minimal operating expenses.

5. The company's financials show strong growth and demand for its services. It operates in an industry that is expanding (SMS Marketing) with no signs of slow down. Only a fraction of companies are using SMS Marketing today

According to the SaaS Capital Index, their top 10 performing Saas companies had a valuation multiple between 28.9X and 77X (https://www.saas-capital.com/blog-posts/private-saas-company-valuations-q2-2021-update/).

Disclaimers:

The company set its valuation internally, without a formal third-party independent valuation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed (i) all preferred stock is converted to common stock; (ii) outstanding common stock options totaling 7,613,500 are excluded; and (iii) any shares reserved for issuance under a stock plan are excluded from this valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  The funds that we will use if our minimum funding goal is reach would be for StartEngine's Premium Deferred Fee.

If we raise the over allotment amount of $1,069,999.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  10.0%
  We will use 10% of the funds to further our R&D efforts (market and customer research) and for new product development (refining our Express Orders Voice for Restaurants).

- *Marketing*
  20.0%
  We will use 20% of the funds for marketing materials (marketing the launch of our new product) as well as ad space in traditional and digital marketing programs.

- *Operations*
  30.0%
  We will use 30% of the funds to cover expenses for ongoing legal fees and vendor payments.

- *Working Capital*
  16.5%
  We will use 16.5% of the funds for working capital to cover expenses for ongoing overhead expenses (rent and payroll) as well as ongoing day-to-day operations of the Company.

- *Company Employment*
  20.0%
  We will use 20% of the funds to hire key personnel for daily operations, including the following roles: Engineering resources for Artificial Intelligence. Wages to be commensurate with training, experience and position.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.3itechworks.com (3itechworks.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/3itech

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 3i Tech Works, Inc.

[See attached]

3i Tech Works, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
3i Tech Works, Inc.
Boca Raton, Florida

We have reviewed the accompanying financial statements of 3i Tech Works, Inc., (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

July 30, 2021

3i Tech Works, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	106,668	29,811
Total current assets	**106,668**	**29,811**
Software development	1,287,622	365,344
Total assets	$ **1,394,290**	$ **395,155**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Note payable	25,000	25,000
Current portion of long-term debt	1,423	-
Other current liabilities	6,601	2,500
Total current liabilities	**33,025**	**27,500**
Long-term debt, net	83,977	-
Total liabilities	**117,001**	**27,500**
STOCKHOLDERS EQUITY		
Common Stock	1,835,700	1,685,700
Additional Paid in Capital (APIC)	1,911,755	1,739,755
Retained earnings/(Accumulated Deficit)	(2,470,166)	(3,057,800)
Total stockholders' equity	**1,277,289**	**367,655**
Total liabilities and stockholders' equity	$ **1,394,290**	$ **395,155**

See accompanying notes to financial statements.

3i Tech Works, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	331,545	$	177,178
Cost of goods sold		52,697		23,452
Gross profit		278,847		153,727
Operating expenses				
General and administrative		568,373		256,540
Sales and marketing		19,008		28,156
Total operating expenses		587,381		284,696
Operating income/(loss)		(308,533)		(130,969)
Interest expense		4,101		1,146
Other Loss/(Income)		(11,075)		-
Income/(Loss) before provision for income taxes		(301,560)		(132,115)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(301,560)	$	(132,115)

See accompanying notes to financial statements.

3i Tech Works, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2020 and 2019

(USD $ in Dollars)	Common Stock		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance - December 31, 2018	9,256,000	$ 1,373,700	$ 1,602,755	$ (2,925,685)	$ 50,770
Issuance of common stock	1,188,800	312,000	-	-	312,000
Issuance of restricted stock awards	280,000	-	40,000	-	40,000
Issuance of stock options	-	-	97,000	-	97,000
Net income/(loss)	-	-	-	(132,115)	(132,115)
Balance - December 31, 2019	10,724,800	$ 1,685,700	$ 1,739,755	$ (3,057,800)	$ 367,655
Issuance of common stock	100,002	150,000	-	-	150,000
Issuance of restricted stock awards	100,000	-	150,000	-	150,000
Transfer to software development	-	-	-	889,193	889,193
Issuance of stock options	-	-	22,000	-	22,000
Net income/(loss)	-	-	-	(301,560)	(301,560)
Balance - December 31, 2020	10,924,802	1,835,700	1,911,755	(2,470,167)	1,277,288

See accompanying notes to financial statements.

3i Tech Works, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(301,560)	$	(132,115)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		161,869		4,000
Share based compensation expense		150,000		40,000
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		-		-
Accounts receivable		-		-
Other current liabilities		4,101		(16,553)
Net cash provided/(used) by operating activities		**14,411**		**(104,668)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(194,954)		(336,677)
Net cash used in investing activities		**(194,954)**		**(336,677)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contributions		172,000		409,000
Proceeds from Line of credit, net		85,400		-
Proceeds from note receivables, net		-		-
Net cash provided/(used) by financing activities		**257,400**		**409,000**
Change in cash		76,857		(32,345)
Cash—beginning of year		29,811		62,156
Cash—end of year	$	**106,668**	$	**29,811**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	4,101	$	1,146
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities		-		-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

3i Tech Works, Inc. was founded on February 6, 2012 in the state of Florida. The financial statements of 3i Tech Works, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boca Raton, Florida.

3i Tech Works, Inc. is a Florida corporation building digital, mobile, and secure payment products. Their products focus on convenience, security and mobility and they make connecting faster, safer and more convenient.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Software Development Costs

The Company capitalizes software development costs once technological feasibility is established and they determine that such costs are recoverable against future net sales. The Company evaluates technological feasibility on a product-by-product basis. Once technological feasibility is established, the Company capitalizes software development costs. Amounts related to software development for which technological feasibility is not yet met are charged as incurred to statement of operations. Commencing upon product release, capitalized software development costs are amortized to "Cost of goods sold" in the Company's statements of operations based on the ratio of current gross sales to total projected gross sales.

3i Tech Works, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

3i Tech Works, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of service is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale of service and recognizes the revenue when the service has been provided and has fulfilled their sole performance obligation.

The Company earns revenues from the use of its mobile payment solutions.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 30, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021,

and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. SOFTWARE DEVELOPMENT COSTS

The following is a break out of software development costs as of December 31, 2020 and 2019:

As of Year Ended December 31,	2020	2019
Software Development Costs		
Gross	$ 1,480,824	$ 396,677
Accumulated amortization	(193,202)	(31,333)
Software Development Costs, Net	$ 1,287,622	$ 365,344

Amortization expense was approximately $161,869 and $4,000 for the years ended December 31, 2020 and 2019, respectively.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist primarily of accrued interest as shown below:

As of December 31,	2020	2019
Accrued Interest	6,601	2,500
Total Other Current Liabilities	$ 6,601	$ 2,500

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common stock

The Company is authorized to issue 50,000,000 shares designated as $0 par value common stock. As of December 31, 2020, and December 31, 2019, 10,924,802 common shares and 10,724,800 common shares have been issued and are outstanding, respectively.

The Company is authorized to issue 250,000 shares designated as $0 par value preferred stock class A and 750,000 shares designated as $0 par value preferred stock class B. Cumulative interest on Class A preferred stock will accrue on a daily basis at the rate of 8% per annum and holders of Class A preferred stock will have priority to any payments over

holders of Class B preferred stock and Common Stock. Cumulative interest on Class B preferred stock will accrue on a daily basis at the rate of 6% per annum and holders of Class A preferred stock will have priority to any payments over holders Common Stock. As of December 31, 2020, and December 31, 2019, no preferred shares have been issued and are outstanding.

Sharebased compensation

During 2013, the Company authorized the Stock Compensation Plan (which may be referred to as the "Plan"). The Company reserved 2,620,830 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares to employees. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2020, the Company had 542,330 shares of common stock available for future issuance of awards under the 2013 Plan.

Total share-based compensation expense recognized in the statement of operations was as follows:

As of Year Ended December 31,	2020	2019
Cost of goods sold	$ -	$ -
Selling, marketing, and administrative	150,000	40,000
Total share-based compensation	**$ 150,000**	**$ 40,000**

Restricted Stock Awards

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2018	-	$ -	-
Granted	280,000	$ 1.50	-
Vested	(280,000)	$ 0.14	-
Cancelled	-	$ -	-
Outstanding at December 31, 2019	-	$ -	-
Granted	100,000	$ 0.00	
Vested	(100,000)	$ 1.50	
Cancelled	-	$ -	
Outstanding at December 31, 2020	-	$ -	-

The fair value of the restricted stock awards were estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The weighted average fair value per share of restricted stock awards granted during 2019 was $1.50.

The total fair value of the restricted stock awards vested during both 2020 and 2019 was $190,000.

The unrecognized compensation expense calculated under the fair value method for shares expected to vest as of both December 31, 2020 and December 31, 2019 was $0.

Stock options

The Company issued and sold Class A stock options and Class B stock options to its shareholders, Class B stock options including right to purchase common stock at a preferred price in case the sale price of common stock reaches certain limit. As of December 31, 2020 4,937,500 Class A stock options and 1,508,000 Class B stock have been issued and are outstanding as well of as December 31, 2019. All options have the exercise price of $1 and as of December 31, 2020 no options have been exercised.

6.   DEBT

Loan

During 2020, the Company received an EIDL loan from the US Small Business Administration (SBA). The details of the Company's loan and the terms are as follows:

Debt instrument name	Principal amount	Interest rate	Borrowing period	Maturity date	Interest expense	Accrued interest	Current portion	Non-current portion	Total indebtedness
EIDL loan	$85,400	3.75%	Fiscal year 2020	5/22/2050	$1,601	$0	$1,423	$83,977	$85,400
Total					$1,601	$0	$1,423	$83,977	$85,400

The summary of the future maturities is as follows:

As of the Year Ended December 31. 2020	
2021	$1,423
2022	2,847
2023	2,847
2024	2,847
2025	2,847
Thereafter	72,590
Total	**$85,400**

The Company entered into an EIDL agreement during fiscal year 2020, the credit facility size being $85,400. The interest rate is 3.75% per annum. The total outstanding balance as of December 31, 2020 was $85,400.

In 2015 the Company entered into $25,000 short-term promissory note issued by one of the investors, with 10% interest with note maturing in 2018. As of December 31, 2020 and 2019, the outstanding balance of the loan was in the amount of $25,000 and has been classified as current.

3i Tech Works, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (89,985)	$ (39,423)
Valuation Allowance	89,985	39,423
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (129,409)	$ (39,423)
Valuation Allowance	129,409	39,423
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY TRANSACTIONS

There are no related party transactions besides those presented in Note 6.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters operating lease for facilities. The lease agreement are out of date because of COVID-19 pandemic and the Company did not renew it. There are no long term commitments on the part of the company creating a future liability to the Company's shareholders.

Rent expense was in the amount of $21,659 and $25,576 as of December 31, 2020 and December 31, 2019 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through July 30, 2021, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT

Joseph:

Storefront owners need tools to put them on equal footing with online retail giants, so that they not only survive, but they thrive.

My name is Joseph Riano and I'm the President & CEO of 3i Tech Works. We help local and national businesses connect with their customers. We use Text Message Marketing to provide value to each and every business owner. Each day across America, retailers and restaurants are frequented by customers who come in, buy, leave, never to be seen again. This interaction can be more than a one time experience. Every customer visit creates an opportunity to gain a repeat customer. We provide businesses the ability to truly know who their customers are, what they need and when they buy.

We enhance the traditional shopping experience for both customers and businesses.

Our all-in-one customer engagement platform allows our clients to send targeted marketing and promotions to customers via text message, based on their purchase history, so they get relevant offers at the right time, and return to the store to shop again. (They can opt out anytime.)

With 97% of text messages read within a few minutes of delivery, our platform gets results the same day.

Kevin Bender Testimonial:

"Customers that are members are spending almost exactly double of what our average customer spends. It's seamless, it's in our POS system, so there's no extra labor for our cashiers. You can't do that with e-mail. I can send a text out today and our database of 60,000 people that are sent our text. I can send a text out tonight and get a 98% open rate and flood my stores with customers the next day. It's a huge game-changer."

It's a quick & easy to schedule our text campaigns. And on those slow days for retailers we provide a way to instantly increase store visits and add new revenue the same day. Our company focuses on capturing onsite customer data as they shop, helping businesses profile their customers based on customer behavior.

We help businesses from small shops to multi-location national chains. They are the lifeblood of our economy and neighborhoods. They have been left out of this critical sales channel. Until Now.

At the end of the day, helping people win in business is what we're all about. Our customers' shops are great for neighborhoods. We exist to help stores thrive in a mobile economy. Online shopping isn't going away, but that doesn't mean traditional stores cannot participate in the mobile digital economy. We want to empower them. Our platform does exactly that.

Currently we serve more than 750,000 unique individuals in our database and we have helped our clients add more than $120 million in revenue. While adding 1,200 people a day, on average

to our database. We also signed an exclusive contract with a 65,000 restaurant member group purchasing organization over the next 5 years. This translates into millions of individual shoppers that have the potential to produce millions in revenue for those restaurants.

Our company has doubled its revenue for the past 3 years and is cash-flow positive.

We need your help to expand our market to new verticals in the travel and hospitality industry. Invest today! Together we can help many new businesses thrive in a rapidly changing mobile, digital economy.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Electronic Articles of Incorporation
For

P12000012467
FILED
February 06, 2012
Sec. Of State
jshivers

3I TECH WORKS, INC.

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

3I TECH WORKS, INC.

Article II

The principal place of business address:

2255 GLADES ROAD
319 A
BOCA RATON, FL.   33431

The mailing address of the corporation is:

2255 GLADES ROAD
319 A
BOCA RATON, FL.   33431

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

10000000

Article V

The name and Florida street address of the registered agent is:

JOSEPH P RIANO
2255 GLADES ROAD
319 A
BOCA RATON, FL.   33431

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: JOSEPH RIANO

Article VI

The name and address of the incorporator is:

JOSEPH RIANO
2255 GLADES ROAD
319 A
BOCA RATON, FL 33431

Electronic Signature of Incorporator: JOSEPH RIANO

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: P
JOSEPH RIANO
21 ROYAL PALM WAY #305
BOCA RATON, FL.   33432

Article VIII

The effective date for this corporation shall be:

02/05/2012


Florida Department of State
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COR AMND/RESTATE/CORRECT OR O/D RESIGN
3I TECH WORKS, INC.

Certificate of Status	0
Certified Copy	0
Page Count	01
Estimated Charge	$35.00

SECRETARY OF STATE
DIVISION OF CORPORATIONS

15 APR -9 AM 8:58

Audit #H15000086280 3

FIRST AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
3I TECH WORKS, INC.

1.   The name of the corporation is 3i Tech Works, Inc. (the "Corporation") and was incorporated on February 6, 2012 under document number P12000012467.

2.   Article IV of the Articles of Incorporation is amended in its entirety to read:

The Corporation is authorized to issue 15,000,000 shares of no par value common stock.

3.   The foregoing amendment was approved by the Sole Director and a majority of the Shareholders at its annual meeting on April 2, 2015.

IN WITNESS WHEREOF, the undersigned President of the Corporation has signed this First Amendment to the Articles of Incorporation on April 8, 2015.

_____
Joseph P. Riano, President

STATE OF FLORIDA

COUNTY OF PALM BEACH

The foregoing instrument was acknowledged before me on April 8, 2015 by Joseph P. Riano, as President of 3i Tech Works, Inc., a Florida corporation, on behalf of the corporation. He personally appeared before me at the time of notarization.

NOTARY PUBLIC - STATE OF FLORIDA:

sign _____

print ___Keith J. Kanouse_____

Personally Known __V__ OR Produced Identification _____

Type of Identification Produced:

_____

Audit #H15000086280 3

KEITH J. KANOUSE
MY COMMISSION # EE 633553
EXPIRES: September 23, 2016
Bonded Thru Budget Notary Services

1

Division of Corporations   Page 1 of 2

P120000012467

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H160001855843ABC3

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To:
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    Fax Number   : (850)617-6380

From:
    Account Name   : KANOUSE & WALKER, P.A.
    Account Number : 105503003644
    Phone   : (561)451-8090
    Fax Number   : (561)451-8089

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COR AMND/RESTATE/CORRECT OR O/D RESIGN
3I TECH WORKS, INC.

Certificate of Status	0
Certified Copy	0
Page Count	02
Estimated Charge	$35.00

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OCT 31 2016

T. LEMIEUX

7/9/2016

Audit # H16000165584 3


SECOND AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
3I TECH WORKS, INC.


1.   The name of the corporation is 3i Tech Works, Inc. (the "Corporation") and was incorporated on February 6, 2012 under document number P12000012467.

2.   Article IV of the Articles of Incorporation is amended in its entirety to read:

The Corporation is authorized to issue 20,000,000 shares of no par value common stock.

3.   The foregoing amendment was approved by the Directors and a majority of the Shareholders by written consent dated July 9, 2016.

IN WITNESS WHEREOF, the undersigned President of the Corporation has signed this First Amendment to the Articles of Incorporation on October 27, 2016.

Joseph P. Riano, President

STATE OF FLORIDA

COUNTY OF PALM BEACH

The foregoing instrument was acknowledged before me on October 27, 2016 by Joseph P. Riano, as President of 3i Tech Works, Inc., a Florida corporation, on behalf of the corporation. He personally appeared before me at the time of notarization.

NOTARY PUBLIC - STATE OF FLORIDA:

sign _____

print _____Keith J. Kanouse_____

Personally Known __✓__ OR Produced Identification _____

Type of Identification Produced:
_____

Audit # H16000165584 3

KEITH J. KANOUSE
MY COMMISSION # GG 033365
EXPIRES: September 23, 2020
Bonded Thru Budget Notary Services



P120000012467

Florida Department of State
Division of Corporations
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(((H17000299718 3)))

H170002997183ABCB

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```
To:
         Division of Corporations
         Fax Number    : (850)617-6380

From:
         Account Name   : KANOUSE & WALKER, P.A.
         Account Number : 105503003644
         Phone          : (561)451-8090
         Fax Number     : (561)451-8089
```

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COR AMND/RESTATE/CORRECT OR O/D RESIGN
3I TECH WORKS, INC.

Certificate of Status	0
Certified Copy	0
Page Count	01
Estimated Charge	$35.00

DEC 13 2017

S. YOUNG

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Audit # H17000299718 3

SECOND AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
3I TECH WORKS, INC.

1.   The name of the corporation is 3i Tech Works, Inc. (the "Corporation") and was incorporated on June 13, 2000 under document number P12000012467.

2.   *Article IV of the Articles of Incorporation is amended in its entirety to read:*

The Corporation is authorized to issue 50,000,000 shares of no par value common stock.

3.   The foregoing amendment was unanimously adopted by the Board of Directors and a majority of its Shareholders pursuant to a Special Meetings of the Board of Directors and Shareholders on October 26, 2017.

IN WITNESS WHEREOF, the undersigned President of the Corporation has signed this First Amendment to the Articles of Incorporation on November 14, 2017.

_____
Joseph P. Riano, President

STATE OF FLORIDA

COUNTY OF PALM BEACH

The foregoing instrument was acknowledged before me on November 14, 2017 by Joseph P. Riano, as President of 3i Tech Works, Inc., a Florida corporation, on behalf of the corporation. He personally appeared before me at the time of notarization.

NOTARY PUBLIC - STATE OF FLORIDA:

sign   _____

print   _____

Personally Known ✓ OR Produced Identification ____

Type of Identification Produced:

_____

KEITH J. KANOUSE
MY COMMISSION # GG 003368
EXPIRES: September 23, 2020
Bonded Thru Budget Notary Services

Audit # H17000299718 3



Florida Department of State
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H190002391453ABC1

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To:
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        Fax Number       : (850)617-6380

From:
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        Account Number   : 1C5503003644
        Phone            : (561)451-8090
        Fax Number       : (561)451-8089
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RECEIVED 2019 AUG 22 PH 4:31

SECU...TAIL...... 2019 AUG 22 AM 11:54 FILED

COR AMND/RESTATE/CORRECT OR O/D RESIGN
3I TECH WORKS, INC.

Certificate of Status	0
Certified Copy	0
Page Count	01
Estimated Charge	S35.00

AUG 23 2019
C Kinsey

Audit # H19000239145 3

2019 AUG 22 AM 11: 54
FILED
TALLAHASSEE, FL

FOURTH AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
3I TECH WORKS, INC.

1.   The name of the corporation is 3i Tech Works, Inc. (the "Corporation") and was incorporated on February 6, 2012 under document number P12000012467.

2.   Article IV of the Articles of Incorporation is amended in its entirety to read:

The Corporation is authorized to issue Preferred Stock and Common Stock as follows:

A.   **PREFERRED STOCK.** There are authorized 1,000,000 Shares of Preferred Stock of the Corporation composed of 250,000 Shares of Class A Preferred Stock (the "Class A Preferred Stock") and 750,000 shares of Class B Preferred Stock (the Class B Preferred Stock"). The Class A Preferred Stock and the Class B Preferred Stock are collectively referred to as the "Preferred Stock." The rights, preferences, powers, restrictions and limitations of the Preferred Stock are set forth below.

(1)   **Sale of Class A Preferred Shares.** Each Share of Class A Preferred Stock will be sold only to current holders of the Corporation's Common Shares at a price of $1.00 per Share with the minimum purchase amount of $5,000 Class A Preferred Shares.

(2)   **Interest on Class A Preferred Stock**

(a)   **Interest.** From the date of issuance of any Class A Preferred Share, cumulative interest on the Class A Preferred Share will accrue on a daily basis at the rate of 8% per annum. All accrued interest on any issued Class A Preferred Share will be paid in cash to the Shareholder quarterly with the first payment due on December 1, 2019 and on the 1st day of each March, June, September and December thereafter provided sufficient funds are available for payment.

(b)   **Priority.** All accrued and accumulated interest on the issued Class A Preferred Stock is prior and in preference to any dividend or interest on all the issued and outstanding Class B Preferred Stock and all issued and outstanding Common Stock and will be fully declared and paid before any dividends are declared and paid, or any other distributions or redemptions are made, on any issued and outstanding Class B Preferred Shares and Common Shares provided sufficient funds are available for payment.

(3)   **Interest on Class B Preferred Stock**

(a)   **Interest.** From the date of issuance of any Class B Preferred Share, cumulative interest on the Class B Preferred Share will accrue on a daily basis at the rate of 6% per annum. All accrued interest on any issued Class B Preferred Share

Audit # H19000239145 3

will be paid in cash to the Shareholder quarterly with the first payment due on December 1, 2019 and on the 1ˢᵗ day of each March, June, September and December thereafter but only after all interest due to all issued and outstanding Class A Preferred Shares have been paid in full and provided sufficient funds are available for payment.

(b)   **Priority**.   All accrued and accumulated interest on the Class B Preferred Stock is prior and in preference to any dividend or interest on all the issued and outstanding Common Stock and will be fully declared and paid before any dividends are declared and paid, or any other distributions or redemptions are made, on any issued and outstanding Common Shares.

(4)   **Rank and Liquidation**

(a)   **Rank**. With respect to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, all Shares of Preferred Stock have the same priority but rank senior to all Common Stock.

(b)   **Liquidation**.   Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Shares of Preferred Stock then outstanding are entitled to be paid out of the assets of the Corporation available for distribution to its Shareholders, before any payment is made to the holders of Common Stock, an amount in cash equal to the aggregate Liquidation Value (as defined below), plus all unpaid accrued and accumulated dividends on all Preferred Stock (regardless of whether declared). If the funds are not sufficient to pay out the full Liquidation Value to all holders of Shares of Preferred Stock, the Liquidation Value will be paid to the holders pro rata based each holder's Liquidation Value relative to the Liquidation Value of all holders of Shares of Preferred Stock.

(c)   **Liquidation Value**" means, with respect to a holder of Shares of Preferred Stock, is $1.00 per share of Preferred Stock plus any accrued but unpaid interest.

(5)   **Conversion Rights**

(a)   **Elective Conversion**. Each Share of Preferred Stock is convertible at any time by the holder into 1 Share of Common Stock at a price equal to 80% of the most recent sale price of Shares of Common Stock purchased.

(b)   **Effect of Conversion**. All Shares of Preferred Stock converted will no longer be deemed issued and outstanding as of the effective time of the applicable conversion, and all rights with respect to the Preferred Stock

Audit # H19000239145 3

Audit # H19000239145 3

immediately cease and terminate as of that time, other than the right of the holder to receive Shares of Common Stock in exchange for the Shares of Preferred Stock.

(6)   **Voting Rights**. Each Share of Preferred Stock has no right to vote on any matter to be submitted for a vote to the Shareholders of the Corporation.

(7)   **Adjustment**. If the Corporation at any time after the issuance of any Share of Preferred Stock: (a) declares any dividend on Common Stock payable in Shares of Common Stock; (b) subdivides or effectuates any stock-split of the outstanding Common Stock; or (c) combines or recapitalizes the outstanding Common Stock into a different number of Shares, then in each case the Corporation will simultaneously effect a proportional adjustment to the number of outstanding Shares of Preferred Stock.

(8)   **Consolidation, Merger, Etc.**   If the Corporation enters into any consolidation, merger, combination or other transaction in which the Shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the Shares of Preferred Stock will at the same time be similarly exchanged or changed into preferred stock of the surviving Corporation with the same rights and preferences as the Class A Preferred Stock and the Class B Preferred Stock.

(9)   **Waiver**. Any of the rights, powers, preferences and other terms of the Preferred Stock may be waived on behalf of a holder of Preferred Shares in its, his or her sole discretion.

B.   COMMON STOCK. The Corporation is authorized to issue 50,000,000 Shares of no par value Common Stock.

3.   The foregoing Fourth Amendment to Articles of Incorporation was approved by all of the Directors pursuant to the Consent of Directors signed as of August 8, 2019 and the Consent of the Majority Shareholder dated August 22, 2019.

IN WITNESS WHEREOF, the undersigned President of the Corporation has signed this Fourth Amendment to Articles of Incorporation on August 22, 2019.

_____
Joseph P. Riano, President

Audit # H19000239145 3

3

Audit # H19000239145 3

STATE OF FLORIDA

COUNTY OF PALM BEACH

      The foregoing instrument was acknowledged before me on August 22, 2019 by Joseph P. Riano, as President of 3i Tech Works, Inc., a Florida corporation, on behalf of the Corporation. He personally appeared before me at the time of notarization.

NOTARY PUBLIC - STATE OF FLORIDA:

sign   *[signature]*

print   Keith J. Kanouse

Personally Known ⅄ or Produced Identification _____

Type of Identification Produced:

_____

KEITH J. KANOUSE
MY COMMISSION # GG 003368
EXPIRES: September 23, 2020
Bonded Thru Budget Notary Services

Audit # H19000239145 3

4

P21000001246 7



Florida Department of State
Division of Corporations
Electronic Filing Cover Sheet

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(((H21000306031 3)))

H210003060313ABCQ

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To:
    Division of Corporations
    Fax Number   : (850)617-6380

From:
    Account Name   : KANOUSE & WALKER, P.A.
    Account Number : 105503003644
    Phone   : (561)451-8090
    Fax Number   : (561)451-8089

**Enter the email address for this business entity to be used for future
    annual report mailings. Enter only one email address please.**

    Email Address:_____

COR AMND/RESTATE/CORRECT OR O/D RESIGN
3I TECH WORKS, INC.

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Audit # H21000269724 3

FIFTH AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
3I TECH WORKS, INC.

1.   The name of the corporation is 3i Tech Works, Inc. (the "Corporation") and was incorporated on February 5, 2012 under document number P12000012467.

2.   Article IV of the Articles of Incorporation is amended in its entirety to read:

The Corporation is authorized to issue 50,000,000 shares of no par value voting common stock (the "Voting Common Stock") and 5,000,000 shares of no par value non-voting stock (the "Non-Voting Stock"). The relative rights, preferences and limitations of the Voting Common Stock and the Non-Voting Stock are identical in all respects, except that the right to vote for the election of directors and for all other purposes is vested in the holders of shares of the Voting Common Stock. The holders of shares of the Non-Voting Common Stock do not have the right to vote their shares, except as otherwise provided by law. Each share of Non-Voting Stock will automatically convert into one share of Voting Common Stock upon the public sale of the Voting Common Stock on a national securities exchange which is registered with the Securities and Exchange Commission (the "SEC") under Section 6 of the Securities Exchange Act of 1934 or on an alternative trading market approved and/or regulated by the SEC.

3.   The foregoing Fifth Amendment to Articles of Incorporation was approved by all of the Directors and a majority of the Shareholders of the authorized, issued and outstanding shares of Common Stock pursuant to the Consent of Directors and Majority Shareholders signed as of July 8, 2021.

IN WITNESS WHEREOF, the undersigned President of the Corporation has signed this Fifth Amendment to Articles of Incorporation on July 29, 2021.

Joseph P. Riano, President

Audit # H21000269724 3

1